FLAMERET, INC.

3200 Sunrise Highway Suite 51

 Wantagh, NY 11793

Tel.: (516) 816-2563

January 21, 2010

Via EDGAR

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Jay Williamson, Jim Lopez and Steven Lo

RE:          Flameret, Inc.
Registration Statement on Form S-1
File Number:  333-162022
Filed January 21, 2010

To Whom It May Concern:

In response to your letter dated January 8, 2009, Flameret, Inc. wishes to address the following comments.

United American and Flamex Development, page 22

1.           We note that the company's existing disclosure discusses a series of tests and results performed by third parties in this section. Specifically we note the product testing conducted by Underwriters Laboratories of Canada, Captain Salle Barakah, and SOS U.S. Testing Company Inc, It appears that consents may be required from these parties pursuant to rule 436 and Section 7(a) of the Securities Act. Please revise to provide these consents or provide us with your analysis as to why such consents are not required, We may have further comment.

We have noted this comment and have revised the Section.

Rule 436 and Section 7(a) of the securities Act states in part;

a.
“The registration statement, when relating to a security other than a security issued by a foreign government, or political subdivision thereof, shall contain the information, and be accompanied by the documents, specified in Schedule A, “

“If any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. If any such person is named as having prepared or certified a report or valuation (other than a public official document or statement) which is used in connection with the registration statement, but is not named as having prepared or certified such report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement unless the Commission dispenses with such filing as impracticable or as involving undue hardship on the person filing the registration statement. Any such registration statement shall contain such other information, and be accompanied by such other documents, as the Commission may by rules or regulations require as being necessary or appropriate in the public interest or for the protection of investors.”

The company has included four tests in its S-1 filed on January 6, 2010 starting on page 22.

1.	Test #1 Underwriters Laboratories

 “Starting in December of 1987 Mr. Pennartz began testing Flamex by Underwriters Laboratories of Canada (7 Crouse Road Scarborough, Ontario Canada) to compare the potential extinguishing effectiveness agents with water. The following is a summary of the tests conducted. The relative Class A extinguishing potentials of these agents were obtained form the result of fire test in freely burning wood cribs made of spruce. The wood was placed in layers of equal dimensions. A pan containing N-heptane was placed centrally beneath the crib. The heptanes was ignited and the resulting fire allowed to burn until all parts of the crib were completely involved and the fire was judged to have reached maximum intensity. At this stage the fire was attacked with a typical 9 liter water extinguisher charged with agents Flamex, Ultra Flamex. The results showed that on Test crib no. 1 Flamex and Ultra Flamex extinguished the fire. On Test crib 2 Ultra Flamex extinguished the fire and water did not extinguish the fire. On Test crib 3Ultra Flamex extinguished the fire and Flamex did not extinguish the fire.”

Underwriters laboratories of Canada, (7 Crouse Road Scarborough, Ontario Canada, telephone number 1-888-937-3852) was contacted on January 8, 2010 in order to obtain consent to use the test results of the December 18, 1987 test under number CEx862. Underwriters Laboratories of Canada was provide a photo copy of the test results.

On January 19, 2010 Carol Belisley, Document and Distribution manager of Underwriters Laboratories of Canada advised the company by telephone that Underwriters Laboratories of Canada only keeps records for 10 years.  Ms Belisley advised the company that she searched the company records and was unable to find any records dating back past ten years.  Ms. Belisley further advised the company that she could not provide consent to use the test results because she was not able to document the results due to the age of the testing which was over 23 years old.

Based on the fact that Underwriters Laboratories of Canada only keeps records for 10 years, Flameret Inc. is unable to provide, the written consent of the use of the test results.  The Company believes that obtaining the consent of Underwriters Laboratories of Canada is impracticable and involves undue hardship on the company (i.e. to obtain and provide something which cannot be done) and requests that the Commission to dispense with such filing.

2.	Test #2, Captain Salle Barakah

 “On February 20, 1991, Captain Salle Barakah, commander of Saudi Civil Defense training Center tested UAI product Flamex to determine if it could be used for crude oil fire extinguishing materials. The mission was to identify crude oil fire extinguishing materials and assess their effectiveness, material availability, ease of application and other related factors.”

The company searched the internet and other records to locate Captain Salle Barakah.  The company was not able to locate Captain Salle Barakah in this country or in Europe or the Middle East.  The Company would move to delete and does hereby delete the entire test and reference to Captain Salle Barakah since he cannot be located to obtain his test results and because his test  results deal only with oil fires and extinguishing of oil fires.  The company does not intend to sell its product (Flamex) to put out oil fires.  No Flamex product was ever sold to the military or Saudi Civil Defense Training Center. Flameret, Inc. has not taken any measures to conduct any additional test with Flamex as it relates to oil fires. The company’s focus is on the mattress industry and not on oil related fires. The test was originally included in the registration statement to show all tests that had been performed on the product (Flamex).

3.	Test #3 and #4, SGS U.S. Testing Company.

On January 29, 2007 SGS U.S. Testing Company Inc. located in Tulsa Ok tested the Flameret product that was contained in a “RW-REG TAW 14G-TT.FR” mattress. The Flamex product was applied to the Barrier/Interlinear, Fire Barrier CT %, Bottom Side. The conclusion was that “the mattress tested complies with the requirements of California Technical Bulletin 603.
On September 10, 2007 SGS U.S. Testing Company Inc. located in Tulsa Ok tested the Flameret product that was contained in a Medi-Pedic Bedding “Designer Choice Box Pillow Top” mattress. The Flamex product was applied to the Fire Barrier CT %, Bottom Side. The conclusion of SGS was that “the mattress tested complies with the requirements of California Technical Bulletin 603.

On January 14, 2009 The Company contacted U.S. Testing Company Inc. located in Tulsa Ok and obtained the following consent which the company intends to file with its registration statement.

CONSENT OF SGS U.S. TESTING COMPANY, INC.

Flameret, Inc.

We hereby consent to the inclusion in this Registration Statement on Form S-1, that we, SGS US Testing Co., Inc. Tulsa, Oklahoma, preformed the testing as stated in this Registration Statement on Form S-l, for only testing as noted in our report numbers 525468-R and 409545-1, these reports were initially issued on January 29th 2007and September 10th 2007, per California Technical Bulletin (Cal TB) 603 Test Procedure for Resistance of a Mattress/Box Spring Set to a Large Open-Flame, as noted in the reference to our company under the caption "Description of Business" in this Registration Statement. These test results and reports do not apply to any other different business entity, especially without supporting documentation of associativity to some new entity or resubmission of new samples from such new entity.

/s/ SGS U.S. TESTING COMPANY, INC

January 14, 2009
Tulsa Oklahoma

Consolidated Financial Statements

2.	Please update, as necessary, the financial statements in accordance with Rule 8-08 of Regulation S-X.

We have noted this comment and will file updated financial statements in accordance with Rule 8-08 of Regulation S-X after receiving the Commission position on Question Number 1.

Please direct any further comments to our attorney Leo Moriarty.

Flameret, Inc.

/s/ Christopher Glover, President

Flameret, Inc.